File No. 70-9335


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                        (Post-Effective Amendment No. 1)
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY


             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

          W. L. Westbrook                               John D. McLanahan, Esq.
      Financial Vice President                           Troutman Sanders LLP
      The Southern Company                            600 Peachtree Street, N.E.
    270 Peachtree Street, N.W.                               Suite 5200
     Atlanta, Georgia  30303                        Atlanta, Georgia  30308-2216



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         The Southern Company hereby amends its Application or Declaration on
Form U-1 in File No. 70-9335, as heretofore amended, as follows:


         (a) By amending and restating Item 1. Description of Proposed Transactions as follows:

         "The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Southern proposes to organize and acquire all of the common stock or other equity interests of one or more subsidiaries (collectively, the "Financing Subsidiary")1 for the purpose of effecting various financing transactions from time to time through September 30, 2003 involving the issuance and sale of up to an aggregate of $1,500,000,000 (cash proceeds to Southern) in any combination of Preferred Securities, Debt Securities, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units, as well as its common stock issuable pursuant to such Stock Purchase Contracts and Stock Purchase Units, all as described herein. Southern further proposes that it may effect directly (i.e., without the Financing Subsidiary) any such transaction involving Preferred Securities, Debt Securities, Preferred Stock, Stock Purchase Contracts or Stock Purchase Units as described herein.

         Southern's consolidated net income for the year ended December 31, 1998 was $977,000,000. Reference is made to note 14 to the consolidated financial statements included in Southern's Annual Report on Form 10-K for the year ended December 31, 1998 for certain business segment information. Southern's

_________________

1 It is also proposed that Southern may acquire as a Finance Subsidiary Southern Company Capital Funding, Inc., currently a wholly-owned subsidiary of Southern Energy, Inc.

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traditional core business served approximately 3,789,000 retail customers as of
December 31, 1998.

         Financing Subsidiary

         1.1 Southern will acquire all of the outstanding shares of common stock or other equity interests of the Financing Subsidiary for amounts (inclusive of capital contributions that may be made from time to time to the Financing Subsidiary by Southern) aggregating up to 35% of the total capitalization of the Financing Subsidiary (i.e., the aggregate of the equity accounts and indebtedness of the Financing Subsidiary). Such investment by Southern will not in any event be less than the minimum required by any applicable law. The business of the Financing Subsidiary will be limited to effecting financing transactions for Southern and its affiliates. In connection with such financing transactions, Southern will enter into one or more guarantee or other credit support agreements in favor of the Financing Subsidiary. Effecting financings through the Financing Subsidiary would have the benefit of better distinguishing securities issued by Southern to finance its investments in non-core businesses from those issued to finance its investments in core business operating companies. A separate Financing Subsidiary may be used by Southern with respect to different types of non-core businesses.

         Preferred Securities

         1.2 In connection with the issuance of Preferred Securities (as hereinafter defined), Southern or the Financing Subsidiary proposes to organize one or more separate special purpose subsidiaries as any one or any combination of (a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by Southern, (b) a limited partnership under the Revised Uniform


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


Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by Southern, (c) a business trust under the laws of the State of Delaware or other jurisdiction considered advantageous by Southern or
(d) any other entity or structure, foreign or domestic, that is considered advantageous by Southern. The special purpose subsidiaries to be so organized are hereinafter referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries." In the event that any Special Purpose Subsidiary is organized as a limited liability company, Southern or the Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Investment Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests so as to comply with any requirement under the applicable LLC Act that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, Southern or the Financing Subsidiary also may organize an Investment Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Investment Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will at all times have a limited partner to the extent required by applicable law.

         The respective Special Purpose Subsidiaries then will issue and sell at any time or from time to time preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation preference per security.

         1.3 Southern, the Financing Subsidiary and/or an Investment Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law and not exceeding 21% of the total equity capitalization from time to time of such Special Purpose Subsidiary (i.e., the aggregate of the equity accounts of such


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Special Purpose Subsidiary) (the aggregate of such investment by Southern, the
Financing Subsidiary and/or an Investment Sub being herein referred to as the "Equity Contribution"). The Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, subordinated debentures, promissory notes or other debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, the Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to the Financing Subsidiary (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of the Preferred Securities by such Special Purpose Subsidiary from time to time, and the Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings.

         1.4 Southern or the Financing Subsidiary also proposes to guarantee (individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Special Purpose Subsidiary or redemption of the Preferred Securities of such Special Purpose Subsidiary and (iii) certain additional amounts that may be payable in respect of such Preferred Securities. Southern's credit would support any such Guaranty by the Financing Subsidiary.

         1.5 Each Note will have a term of up to 50 years. Prior to maturity, the Financing Subsidiary will pay interest only on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities,


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which dividend or distribution rate may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods. Such interest payments will constitute each respective Special Purpose Subsidiary's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and dividends or distributions on the common stock or the general partnership or other common equity interests of such Special Purpose Subsidiary. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Special Purpose Subsidiary issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, the Financing Subsidiary may have the right to defer payment of interest on any issue of Notes for up to five or more years. Each Special Purpose Subsidiary will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Special Purpose Subsidiary's rights under the related Note and Guaranty. The dividend or distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Note issued by the Financing Subsidiary with respect thereto. The Preferred Securities may be convertible or exchangeable into common stock of Southern.


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         1.6 The Notes and related Guaranties will be subordinate to all other existing and future unsubordinated indebtedness for borrowed money of the Financing Subsidiary (or Southern, as the case may be) and may have no cross-default provisions with respect to other indebtedness of the Financing Subsidiary (or Southern) - i.e., a default under any other outstanding indebtedness of the Financing Subsidiary (or Southern) would not result in a default under any Note or Guaranty. However, Southern and/or the Financing Subsidiary may be prohibited from declaring and paying dividends on its outstanding capital stock and making payments in respect of pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

         1.7 It is expected that the Financing Subsidiary's interest payments on the Notes will be deductible for federal income tax purposes and that each Special Purpose Subsidiary will be treated as either a partnership or a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and Southern (and any Investment Sub) will be deemed to have received distributions in respect of their ownership interests in the respective Special Purpose Subsidiary and will not be entitled to any "dividends received deduction" under the Internal Revenue Code. The Preferred Securities of any series, however, may be redeemable at the option of the Special Purpose Subsidiary issuing such series (with the consent or at the direction of Southern) at a price equal to their par or stated value or liquidation preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than approximately 10 years from their date of issuance, or (ii) upon the occurrence of certain events, among them that
(x) such Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received on the Notes


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

issued to such Special Purpose Subsidiary, or (y) it is determined that the interest payments by the Financing Subsidiary on the related Notes are not deductible for income tax purposes, or (z) such Special Purpose Subsidiary becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. The Financing Subsidiary also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Special Purpose Subsidiary for the Notes or other junior subordinated debt issued to such Special Purpose Subsidiary.

         In the event that any Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Special Purpose Subsidiary may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Special Purpose Subsidiary will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, the Financing Subsidiary's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any Special Purpose Subsidiary is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, the Financing Subsidiary may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Special Purpose Subsidiary, after the payment of such taxes, shall result in the Special Purpose Subsidiary's having such funds as it would have had in the absence of such payment of taxes.

         1.8 In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of the Preferred Securities of such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for


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

distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

         1.9 The constituent instruments of each Special Purpose Subsidiary, including its Limited Liability Company Agreement, Limited Partnership Agreement or Trust Agreement, as the case may be, will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to the Financing Subsidiary or Investment Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities. Accordingly, it is proposed that no Special Purpose Subsidiary's constituent instruments include any interest or dividend coverage or capitalization ratio restrictions on its ability to issue and sell Preferred Securities as each such issuance will be supported by a Note and Guaranty and such restrictions would therefore not be relevant or necessary for any Special Purpose Subsidiary to maintain an appropriate capital structure.

         Each Special Purpose Subsidiary's constituent instruments will further state that its common stock or general partnership or other common equity interests are not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by Southern, the Financing Subsidiary and/or its Investment Sub (or permitted successor), and that Southern or the Financing Subsidiary (or permitted successor) will pay all expenses of such Special Purpose Subsidiary.

         1.10 The distribution rate to be borne by the Preferred Securities and the interest rate on the Notes will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a


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

gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

         Debt Securities

         1.11 Southern proposes that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, the Financing Subsidiary may issue and sell Notes directly to investors without an intervening Special Purpose Subsidiary. It is proposed that any Notes so issued will be unsecured, may be either senior or subordinated obligations of the Financing Subsidiary, may be convertible or exchangeable into common stock of Southern or Preferred Securities, may have the benefit of a sinking fund and otherwise will have terms and provisions substantially as described hereinabove (the "Debt Securities"). Debt Securities of the Financing Subsidiary will have the benefit of a guarantee or other credit support by Southern. Southern will not issue the Debt Securities unless it has evaluated all relevant financial considerations (including, without limitation, the cost of equity capital) and has determined that to do so is preferable to issuing common stock or short-term debt.

         1.12 The interest rate on the Debt Securities will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

         Preferred Stock

         1.13 It is proposed that the Financing Subsidiary may issue and sell from time to time shares of its preferred stock (the "Preferred Stock"). Any such issue of Preferred Stock will have a specified par or stated value per share and, in accordance with applicable state law, will have such voting powers (if any), designations, preferences, rights and qualifications, limitations or


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restrictions as shall be stated and expressed in the resolution or resolutions providing for such issue adopted by the board of directors of the Financing Subsidiary pursuant to authority vested in it by the provisions of its certificate of incorporation. The foregoing may include rights of conversion or exchange into common stock of Southern or Preferred Securities.

         The dividend rate on the Preferred Stock will not exceed the greater of
(i) 100% of the yield on U.S. Treasury securities having a maturity of 30 years or (ii) a gross spread over U.S. Treasury securities that is consistent with comparable securities. Preferred Stock of the Financing Subsidiary will have the benefit of credit support by Southern.

         Stock Purchase Contracts and Stock Purchase Units

         1.14 It is proposed that Southern or the Financing Subsidiary may issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from Southern, and Southern to sell to the holders, a specified number of shares or aggregate offering price of common stock of Southern at a future date or dates up to ten years from the date of issuance. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of units ("Stock Purchase Units") consisting of a Stock Purchase Contract and Debt Securities, Preferred Securities, Preferred Stock or other debt obligations of third parties, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of Southern under the Stock Purchase Contracts. The funds to purchase such obligations would be provided by, and the interest income thereon would generally be for the benefit of, the investors. The Stock Purchase Contracts may require Southern or the Financing Subsidiary to make periodic payments to the holders of the Stock Purchase Units or vice versa (any such


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payments by Southern or the Financing Subsidiary not to exceed 5% per annum), and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

         Use of Proceeds

         1.15 The proceeds of any financing by the Financing Subsidiary or any Special Purpose Subsidiary will be remitted, paid as a dividend, loaned or otherwise transferred to Southern or its designee. The proceeds of the Preferred Securities, Debt Securities, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units will be used to pay dividends to Southern to the extent that may be permitted under the Act and applicable state law, to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), all in any transactions permitted under the Act and for other general corporate purposes, including the reduction of short-term indebtedness. Southern does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs."

         (b) Item 2. Fees, Commissions and Expenses is hereby amended to read in its entirety as follows:

          "The fees and expenses in connection with theproposed transactions (other than those described in Item 1 hereof and other than underwriting discounts and commissions) are estimated not to exceed $2,300,000. Underwriting discounts and commissions will not exceed 5% of the amount of the securities issued. The prospectus supplement relating to each offering will reflect the actual expenses based upon the amount of the related offering."

         (c) By adding the following to Item 3 Applicable Statutory Provisions:


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         "Southern considers that sections 6(a), 7, 9(a), 10, 12(b), 12(c),
12(f), 32 and 33 of the Act and Rules 42, 45, 46 and 53 thereunder are applicable to the proposed transactions.

         (1) Rule 53 Analysis. The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an EWG or FUCO, the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

         Southern currently meets all of the criteria of Rule 53(a), except for clause (1). At December 31, 1999, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.742 billion, or approximately 68.41% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 1999 ($4.008 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release Nos. 26501 and 26646, dated April 1, 1996 and January 15, 1997, respectively.

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic utility subsidiary company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.



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

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the Proposed Issuance would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of September 30, 1999, was 44.5% equity, 55.5% debt including all non-recourse debt, and 57.1% equity and 42.9% debt excluding all non-recourse debt. On a pro forma basis, taking into consideration the transactions contemplated hereby such ratios are 45.6% and 54.4%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 34.3% of total capitalization at September 30, 1999. Both are within accepted industry ranges and within the limits set by independent rating agencies (such as Standard and Poor's) for "A" rated utilities.



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

         Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evidenced by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A," which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+" or better. As a point of reference, the percentage of debt in the total capital structure of the Southern domestic operating utility companies was 43.7% at September 30, 1999, which is lower than the average for Standard & Poor's "A" rated vertically integrated utilities. At year end 1998, according to Standard & Poor's, the average total debt (both long-term and short-term) for "A" rated electric utilities was 50.4% of total capitalization.

         Southern's consolidated retained earnings grew on average approximately 5.5% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997 and the write down of assets in 1998, the average growth would be 7.2%. In 1998, consolidated retained earnings increased approximately $36 million, or slightly less than 1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the three calendar years ending after the issuance of the Rule 53(c) Order. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.



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

         (2) Statutory Analysis. A critical, although not exclusive, purpose of this requested authorization is to permit the refunding of short-term debt incurred by Southern. Southern currently has authority to issue up to $2 billion in unsecured short-term debt or term loans for general corporate purposes, including capital contributions to its subsidiaries and the acquisition of interests in EWGs, energy-related companies and FUCOs. HCAR No. 26489 (March 13,
1996). Approximately $1.075 billion of such debt is outstanding as of December 31, 1999. In order to maintain a favorable credit rating, Southern periodically must reduce (or pay off) its short-term debt. Going forward, this will allow Southern to incur new short-term debt to meet temporary new funding requirements.

         Southern anticipates the need to incur (directly or through subsidiaries whose debt Southern will guarantee) further short-term debt throughout the authorization period in order to finance the acquisition of EWGs in the United States. Southern recently closed the acquisition of EWG generating plants sold by the Commonwealth Energy System and Eastern Utilities Associates for $537 million, Pacific Gas & Electric for $850 million, and two New York utilities for $476.2 million. These acquisitions occurred upon the responsible state public service commission finding that the divestiture to an EWG of the nature sponsored by Southern is in the public interest. Southern anticipates closing substantial EWG generating plant acquisitions during the years for which this authority is sought. In addition Southern anticipates constructing substantial new generating capacity during this time frame, both within its traditional Operating Company Service area and in the domestic markets served by Southern Energy. To those ends Southern has commenced construction of several new projects and enlargement and modification of several other facilities to add generation fueled by natural gas.



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

         Effective participation in the exempt project markets encouraged by the amendments to the Act in the Energy Policy Act of 1992, as amended (the "Energy Policy Act"), require the types of financing flexibility that Southern is seeking through this application. Both domestic restructuring resulting in the formation of EWGs and foreign privatization projects resulting in the formation of FUCOs typically require competitive bidding and negotiations. Prefinancing therefore is not practical because project specific prefinancing would result in incurring substantial sunk costs when the likelihood of proceeding with the particular project is in doubt. Prefinancing is not therefore practical for acquisitions of this type.

         The competitive nature of power generation places a premium on access to capital at the lowest cost, requiring the type of financing flexibility that Southern is seeking. Southern's operating company subsidiaries are constructing new generating capacity and have 2,700 megawatts of such capacity scheduled to be in place by 2001. The operating company construction programs, which include transmission, distribution and generation retrofits and expansions through 2001, exceed $5 billion. Although the operating companies will rely primarily upon internally generated funds, Southern will need to contribute capital to the operating companies in order for them to maintain their construction programs at the lowest reasonable cost. Growth in retail electric service requirements within the franchised service territories of the electric utility subsidiaries of Southern is partially responsible for these additions. Southern's operating company subsidiaries also provide wholesale public utility service, but do so subject to competitive pressures and opportunities in accordance with the restructuring of wholesale public utility service sponsored by the Federal Energy Regulatory Commission ("FERC"). Southern intends to compete for wholesale service opportunities.

         Southern believes that the generating plants it is constructing will enable its operating companies to produce electricity at competitive prices,


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

provided that competitively-priced financing can be achieved. Both the convergence of gas and electric markets and the increase in energy competition have rendered arbitrary impediments to efficient financing contrary to the public interest. In today's competitive energy markets, any such impediment represents an unreasonable financial burden upon Southern's ability to undertake necessary and urgent corporate purposes. Such impediments also are not necessary or appropriate in the public interest or for the protection of investors or consumers. As public utility markets and service have restructured, largely through structurally separating elements of public utility service such as energy marketing, power generation (i.e., EWGs) and energy services from those elements deemed necessarily natural monopoly in nature (i.e., transmission service), the Commission has recognized that financing at the holding company level, whether directly or through subsidiaries, is required to support such restructured operations consistent with evolving regulatory and business structures. Interstate Energy Corporation, HCAR No. 26956 (December 18, 1998); Ameren, Inc., HCAR No. 26841 (March 15, 1998); American Electric Power, HCAR No. 26933 (November 2, 1998); Consolidated Natural Gas Co., HCAR No. 26634 (December 26, 1996); Conectiv, HCAR No. 26833 (February 26, 1998); Cinergy Corp., HCAR No. 26819 (January 20, 1998); Southern Company, HCAR No. 26488 (February 2, 1996). In The Southern Company, HCAR No. 26489 (March 13, 1996), the Commission (through the Division of Investment Management acting pursuant to delegated authority) authorized the issuance of up to $2 billion of term loans by Southern for purposes substantially identical to those identified herein and thereby facilitated Southern's participation in energy markets emerging in part as a result of the Energy Policy Act. The authority sought herein is consistent with Southern's previous authorization.

         The issuance of common stock, long-term debt, short-term debt and other securities by Southern is subject to Sections 6 and 7 of the Act. Section 6(a) provides in relevant part that it is unlawful for a registered holding company or subsidiary of a registered holding company to issue a security except in accordance with a declaration under Section 7 and with the order under such Section permitting such declaration to become effective or except pursuant to applicable exemption or exception. Section 6(b) exempts a limited amount of short-term debt, which amount may be increased with Commission approval.

         Section 7(c) sets forth the requirements to be met for the issuance of securities by registered public utility holding companies. Subparagraph (1) establishes a presumption that a holding company will issue only common stock or secured debt:

         7(c) The Commission shall not permit a declaration regarding the issuance or sale of a security to become effective unless it finds that:

                  (1) such security is (A) a common stock having a par value and being without preference as to dividends or distributions over and having at least equal voting rights with any outstanding security of the declarant; (B) a bond (i) secured by a first lien on physical property of the declarant; or (ii) secured by an obligation of a subsidiary company of the declarant secured by a first lien on physical property of such subsidiary company; or (iii) secured by any other assets of the type and character which the Commission by rules and regulations or order may prescribe as appropriate in the public interest or for the protection of investors; (C) a guaranty of, or assumption of liability on, a security of another company; or (D) a receiver's or trustee's certificate duly authorized by the appropriate court or courts.

         In addition, subparagraph (2) of Section 7(c) permits other securities to be issued if certain criteria are met:

                  (2) such security is to be issued or sold solely (A) for the purpose of refunding, extending, exchanging, or discharging an outstanding security of the declarant and/or a predecessor company thereof or for the purpose of effecting a merger, consolidation or other reorganization; (B) for the purpose of financing the business of the declarant as a public-utility company; (C) for the purpose of financing the business of the declarant, when the declarant is neither a holding company nor a public-utility company; and/or (D) for necessary and urgent corporate purposes of the declarant where the provisions of (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers.

         Even if a security meets the requirements of Section 7(c), the Commission may (and must) decline to allow the declaration to be effective if it makes any of the negative findings enumerated by Section 7(d) of the Act, which are discussed below.

         A. To the Extent Southern Seeks Refunding Authority, its Declaration Should Be Rendered Effective Pursuant to Section 7(c)(2)(A).

         Section 7(c)(2)(A) permits the Commission to authorize the issuance of debt by a holding company for the purpose of refunding outstanding securities. Neither the structure of the Act nor its legislative history presents any basis to apply this provision other than in accordance with its plain meaning.

         The requirements of Section 7(d) apply to debt issued for refunding purposes as well as to any other security issuance authorized under Section 7. Thus the Commission can deny the effectiveness of a declaration seeking refunding authority if it finds any of the following:

         (d)(1) the security is not reasonably adapted to the security structure of the declarant or its system

         (d)(2) the security is not reasonably adapted to declarant's earning power

         (d)(3) the financing by the issue and sale of the particular security is not necessary or appropriate to the lawful operations of declarant

         (d)(4)   the commissions or fees are unreasonable

         (d)(5)   a guarantee represents an inappropriate risk

         (d)(6) the terms and conditions of the issue or sale of the security are detrimental to the public interest or the interests of investors or consumers.

         Thus a holding company cannot evade financial regulation through issuing short-term debt exempt under Section 6(b) and refunding it with long-term debt issued pursuant to Section 7(c)(2)(A) because Section 7(d) empowers the Commission to prevent abuses of financing authority. That the negative findings of Section 7(d) are rarely made by the Commission is due in part to the efficiency of modern capital markets, including public registration and disclosure, established accounting standards and market intelligence, including information provided by rating agencies. The Commission acknowledged the significance of these developments when it held the Statements of Policy previously prescribed by the Commission to be obsolete and rescinded the same. See, e.g. Exemption of Issuance and Sale of Securities By Public-Utility and Nonutility Subsidiary Companies of Registered Public-Utility Holding Companies, HCAR No. 26312 (June 20, 1995) ("as the securities markets have developed, the Commission has found that the Statements of Policy have become anachronistic and hinder the ability of registered companies to raise capital.") These securities market developments also remove any potential justification for applying a restrictive interpretation to the plain meaning of refunding authority conferred by Section 7(c)(2)(A). To the contrary, these developments justify giving effect to the plain meaning of Section 7(c)(2)(A). No floodgates will be opened that will result in recreating the evils the Act was intended to prevent by giving effect to the plain meaning of Section 7(c)(2)(A).

         B. To the Extent Southern Seeks Authority Beyond Refunding, the Emergence of Competitive Energy Markets Warrants Rendering the Declaration Effective Pursuant to Section 7(c)(2)(D) and the Final Clause of Section 7(c)(2)(A).

                  Section 7(c)(2)(D) of the Act authorizes the Commission to issue an order permitting the issuance of a security not complying with Section 7(c)(1); provided that the proposed security is for necessary and urgent corporate purposes of the declarant and that the provisions of Section 7(c)(1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers. Southern submits that the proposed financings are for a necessary and urgent corporate purpose resulting from the competitive nature of the energy markets within which Southern must compete. In addition, certain non-utility subsidiaries of Southern are unable to secure financing for their operations on their own and thus must look to Southern to obtain such funds. Also, compliance with the provisions of Subparagraph (1) of Section 7(c) would impose an unreasonable financial burden on the declarant by imposing a more costly and unnecessary means of raising needed capital. Compliance with the provisions of Subparagraph (1) of Section 7(c) is not necessary or appropriate in the public interest or for the protection of investors or consumers. The Southern Company, HCAR No. 26489 (March 13, 1996), represents recognition by the Commission that debt financing at the holding company level was appropriate in light of the conditions of modern energy markets. As shown herein, ample additional authority supports this conclusion and its application herein.

                  1. The Proposed Financing Is Required for Necessary and Urgent Corporate Purposes of the Declarant.

         Section 1(c) of the Act directs the Commission to apply the provisions of the Act with a goal towards eradicating the evils enumerated in Section 1(b) of the Act. As the legislative findings of Section 1(b) demonstrate, the presumption embedded in the Act against holding company debt reflected concerns with investor information and the adequacy of accounting systems. As the Commission has recognized on numerous occasions, advances in investor disclosure, regulatory information and accounting standards have eradicated these evils. As a result, the Commission should permit the business goal of lowering the cost of capital to exercise a greater persuasive power today than when rigidity in permitted capital structures was deemed necessary in order to protect investors and assure adequate public oversight. As shown herein, the Commission has in fact administered Section 7(c)(2)(D) in accordance with a more flexible standard than indicated by some of the verbiage included in early releases applying the Act. The emergence of increased direct competition among energy suppliers has now increased the need to be able to access capital markets competitively and without artificial non-market-based restrictions.

         The market within which Southern competes for business is increasingly competitive. As stated by the Commission in the release adopting Rule 58 (HCAR No. 26667):

                  As a result of Congressional action, combined with initiatives of the Federal Energy Regulatory Commission and state and local ratemaking authorities, the pace of change in the gas and electric utility industry is accelerating. Today the gas industry is largely deregulated and the electric industry is undergoing a similar process. In addition to increasing competition at the wholesale level, retail electric competition is developing more rapidly than anticipated due to state efforts. Utilities and other suppliers of energy appear poised to compete in retail markets. As a result of these developments, the contemporary gas and electric industries no longer focus solely upon the traditional production and distribution functions of a regulated utility, but are instead evolving toward a broadly based, competitive, energy services business.

         The Commission has recognized the convergence of competitive energy markets and a heightened need to avoid high cost structures in today's competitive environment in its recent orders approving the retention of natural gas distribution systems by integrated electric utility systems. WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998), citing New Century Energies, Inc., HCAR No. 26748 (August 1, 1997) ("The Commission reconsidered and rejected the emphasis in many of its earlier cases upon evidence of a severe, even crippling, effect of divestment upon the separated system. The Commission stated that this approach is outmoded in the contemporary utility industry.") See also Conectiv, Inc., HCAR No. 26836 (February 25, 1998); Ameren Corp., HCAR No. 26809 (December 30, 1997); Cinergy, HCAR No. 26934 (November 21, 1998).

         Southern emphasizes that "traditional" or "core" public-utility operations are becoming more competitive, even in states that have not undertaken restructuring. The effect of universal wholesale power transmission access sponsored by FERC Order 888 has been to render wholesale power markets highly competitive, with the result that competitive bulk power markets now provide electricity for much of the nation. The breadth of competition is reflected in orders issued by the FERC granting market-based rate authority to hundreds of wholesale power marketers in every region of the country.2 As a result of these developments, largely arising as a result of the Energy Policy Act, competitive energy marketing is rapidly achieving a predominant role and

____________________

2 The Federal Energy Regulatory Commission grants market-based rate authority upon finding that workable competition exists in the affected bulk power markets because the applicant cannot exercise either generation-based or transmission-based market power, cannot engage in affiliate abuses and cannot effect other barriers to entry. Heartland Energy Services, Inc., 68 FERC P. 61,223 at 62,062-63 (1994). Both Southern Company Services, Inc., acting on behalf of the operating company public-utility subsidiaries of Southern, and Southern Energy Trading and Marketing, Inc. have nationwide market-based rate authority. See e.g. Southern Company Services, Inc., 75 FERC P. 61,130 (1996). Equivalent national market-based rate wholesale marketing authority has been conferred by FERC on over 50 major electric utilities and systems, including Ameren, American Electric Power, Duke Power, CSW, Inc., Cinergy, Entergy and Virginia Electric and Power Company. Among the hundreds of bulk power marketers authorized to sell power at market-based rates are companies formed by AES Corporation, Amoco, AGL Resources (Atlanta Gas Light), Atlantic Refining and Marketing Company, Bechtel Power Corporation, Calenergy, Calpine Corporation, Catex Vitol Gas, Inc., Consolidated Natural Gas Corporation, Columbia Gas Systems, Inc., Chevron Corp., Compagnie General des Eaux, Enron Corp., Goldman, Sachs & Co., John Hancock Mutual Life Insurance Company, Morgan Stanley Dean Witter, National Fuel Gas Corporation, National Power PLC, Ontario Hydro, PanCanadian Petroleum Limited, Panda Energy, Sovat, Inc., Texaco, Inc., Tractabel, Inc., Waste Management, Inc., Wheelabrator Technologies, Inc. and The Williams Companies, Inc.

influence upon service to end-users. In New Century Energies, Inc., HCAR No. 26748 (August 1, 1997), the Commission noted that the "empirical basis" for regulatory assumptions premised on franchised monopoly service "is eroding." Even where "franchised monopolies" still govern retail electric service, there are no "franchised monopolies" with respect to wholesale service. Wholesale power competition is now the rule, rather than the exception. As is shown below, the structural changes encouraged (and required) by Congress, the Commission, FERC and numerous states amounts to a "reorganization" within the meaning of
Section 7(c)(2)(A) of the Act. As shown herein, the competitive pressures produced by this environment support finding that the purposes are "necessary and urgent" within the meaning of Section 7(c)(2)(A).

         An early interpretation of Section 7(c)(2)(D), Eastern Utilities Associates, HCAR No. 13886 (December 15, 1958), stated that the intent behind
Section 7(c)(2)(D) was only to permit "pyramiding" of debt in "essentially emergency situations." The legislative history relied upon by that decision was predated by the final version of the Act and does not address the compromises necessary to pass the Act that enlarged the discretion of the Commission, including the addition of Section 7(c)(2)(D). More fundamentally, the 1958 decision did not address the most fundamental aspect of the legislative revision process, the removal of the so-called "death sentence" of the original Wheeler-Rayburn bill, which was structured "to whittle down and ultimately eliminate public utility holding companies." Cong. Rec., 74th Cong., 1st Sess.
(1935), p. 1569. Thus, as enacted, the Act acknowledged the need for flexibility in its interpretation in order to guide the ongoing regulation of robust holding companies, instead of presiding over their demise. In addition to the general authority vested in an administrative agency to interpret its enabling legislation, the Commission has repeatedly noted that the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with changing economic and regulatory climates." Union Electric Co., 45 S.E.C. 489, 503 n. 52 (1974), aff'd sub nom. City of Cape Girandeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975), cited with approval in Eastern Utilities Associates, HCAR No. 26232 (February 15,
1995) and Consolidated Natural Gas Company, HCAR No. 26512, fn. 29 (April 20,
1996). See also The Southern Company, HCAR No. 25639 (September 23, 1992).

         The vital role of registered holding companies in emerging energy markets was confirmed by Congress through a series of enactments, culminating in the Energy Policy Act. The Commission traced these legislative developments in its implementation of the Energy Policy Act. The Commission expressed its interpretation of the enormous change wrought by Congress as follows:

         The Congress in 1935 did not foresee the changes that have taken place in recent years. Since the enactment of the Public Utility Regulatory Policies Act of 1978, the traditional vertically-integrated structure of the industry has begun to give way as utilities are increasingly relying on purchased power from so-called independent power producers. In addition, sweeping political and economic changes worldwide have created a large demand for American utility expertise and significant investment opportunities for United States companies.

         As the industry adapts to this new market environment, regulators face new challenges. Prior to enactment of the Energy Policy Act of 1992, the Commission attempted to accommodate these changes within the framework of existing law. In its orders, the Commission sought to protect the interests of domestic utility consumers and investors, while permitting acquisitions of foreign utility operations. The staff also discussed various approaches to the Act with developers of domestic independent power projects.

         Title VII of the new legislation amends the Act to create two new classes of exempt entities, exempt wholesale generators ("EWGs") and foreign utility companies. By exempting these entities from all provisions of the Act, and providing for the acquisition of EWGs without prior Commission approval, the legislation is intended to facilitate the participation of domestic companies in independent power production and foreign utility investment, activities to which the Act previously raised significant barriers.

HCAR No. 25750 (March 8, 1993) (footnotes omitted).3

         Thus the interpretation and application of the financial regulation provisions of the Act should, as required by Section 1(c) of the Act, hew closely to the legislative findings of Section 1(b) that link concerns with financial structure and the quality of securities to the inadequacy of disclosure in 1935 and otherwise permit holding companies to compete for capital on an efficient basis.

         Moreover, the authority sought herein is not inconsistent with the Eastern Utilities Associates decision. In its 1958 order, the Commission rejected the showing of necessary and urgent corporate purposes based on the availability of short-term debt to meet the applicant's needs. As shown herein, a major purpose of this application is to minimize the role of short-term debt in Southern's capitalization. The 1958 decision also found that dilution of equity was an insufficient hardship to issue debt, a position the Commission has not followed. See e.g. Eastern Utilities Associates, HCAR No. 20916 (February 7,
1979), discussed in Eastern Utility Associates, HCAR No. 24641 (May 12, 1988).

         As is illustrated by The Southern Company, HCAR No. 26489
(March 13, 1996), the Commission has previously authorized registered holding companies to issue long-term debt securities for non-emergency purposes other than refunding, including those with subsidiaries with substantial long-term

____________________

3 In reaching its conclusion, the Commission expressly noted the legislative history of the Energy Policy Act, citing the statements of Sen. Wallop, Cong. Rec. 517615 (October 8, 1992) ("Section 32 is intended to streamline and minimize federal regulation") and Sen. Riegle, Cong. Rec. 517629 (October 8, 1992) ("the purpose of Section 33 is to facilitate foreign investment, not burden it").

debt. Cinergy, a registered holding company whose primary integrated public-utility system is electric, is the most recent example. Cinergy Corp., HCAR No. 26819 (January 20, 1998). See also Conectiv, HCAR No. 26833 (February 26, 1998); Conectiv, HCAR No. 26930 (October 21, 1998); Ameren, Inc., HCAR No. 26841 (March 15, 1998) ("other securities" authorized include multi- year unsecured debt).4 The Commission has also authorized the formation of financing subsidiaries that issue debt predicated upon the credit of a registered holding company. American Electric Power, HCAR No. 26200 (February 4, 1994); American Electric Power, HCAR No. 26516 (May 10, 1996); New England Electric System, HCAR No. 26729 (June 10,
1997); New Century Energies, Inc., HCAR No. 26750 (August 1, 1997); New Century Energies, Inc., HCAR No. 26872 (May 14, 1998); The Columbia Gas System, Inc., HCAR No. 26634 (December 26, 1996); Consolidated Natural Gas Company, HCAR No. 26500 (January 16, 1998); GPU, Inc., HCAR No. 26800 (December 22, 1997); The
Southern Company, HCAR No. 26488 (February 2, 1996). As the Commission has recognized in its administration of the Investment Company Act of 1944, as amended (the "Investment Company Act"), such debt is the functional equivalent of debt issued by the parent. Exemption From All Provisions Of the Investment Company Act of 1940 For Certain Finance Subsidiaries, Rel. No. IC-12679, 26 S.E.C. Docket 273 (1982).5


________________________

4 In addition, exempt holding companies use both holding company debt and finance subsidiary debt to support investments in EWGs, FUCOs and competitive enterprises. An example is Public Service Enterprise Group, Inc. which itself issued $800 million of debt (including trust preferred securities) in 1998, following issuances of debt by its finance subsidiary PSEG Capital Corp. in 1997. Its electric utility subsidiary Public Service Electric & Gas has substantial debt outstanding. Texas Utilities is an exempt holding company that has issued debt (including 10 year senior notes and 30 year trust preferred securities) to finance investments in FUCOs while its electric utility subsidiary issued in excess of $1 billion of debt in the same time period. These financial structures have resulted in no action by the Commission under the "unless and except" clause of Section 3(a) of the Act.

5 Southern Energy,Inc.currently has the authority to declare as a dividend and transfer the common stock of Southern Energy Finance to Southern, which would result in substantially the configuration sought herein, although Southern Energy Finance would be restricted to financing EWGs and FUCOs. The authority sought herein essentially seeks to allow Southern to accomplish directly what the Commission has previously authorized other registered companies to accomplish indirectly.

         In the current context of emerging national energy markets, the ability to access capital markets at the lowest costs to finance energy asset development represents a necessary and urgent corporate purpose. Although traditional service franchises with vertical integration (to the extent permitted by FERC) still play a role in electric utility service (and may continue to do so), FERC has largely implemented a new regulatory paradigm at the bulk power level (as it did with respect to natural gas service) under which components of service deemed potentially competitive are "unbundled" from those components deemed to posses natural monopoly characteristics. The evolution of this antitrust-influenced paradigm that results in new forms of competition significantly contributing to energy supply and public-utility service is traced in Kearney & Merrill, "The Great Transformation of Regulated Industries Law," 98 Col. L. Rev. 1323 (1998).6 The evolution is also traced in FERC Order 888, FERC Stats. & Regs. (CCH) P. 31,036, at 31,652 (1996). See also Black & Pierce, "The Choice Between Markets and Central Planning in Regulating the U.S. Electric Industry, 1193 Col. L. Rev. 1339 (1993). This paradigm, derived first from the antitrust-driven restructuring of telecommunications services, was applied to natural gas transmission service, and electric power service is currently following in the path of natural gas service. The Energy Information Administration of the Department of Energy has chronicled the restructuring of United States electric power service in detail in The Changing Structure of the Electric Power Industry: An Update (July, 1998), specifically noting the role of


__________________________

6 The structural separation of competitive enterprises and franchised natural monopoly operations follows the precedent established by the reorganization of AT&T and the Regional Bell Systems, which has typically resulted in a regional holding company, such as Bell South Corporation, guaranteeing debt issued by a capital funding subsidiary, such as Bell South Capital Funding, which issued $500 million of 100 year debentures in 1997 and $300 million 10 year bonds in 1998 to finance highly competitive enterprises while its Bell South Telecommunications subsidiary, which provides regulated local exchange service, issued in excess of $1 billion in debt during the same time period. The same pattern is exhibited by U.S. West, Bell Atlantic and SBC Communications. The evolution towards this financial structure is natural and efficient and results from the structural segregation of competitive and public franchise operations.

divestiture of generation by traditional vertically-integrated public-utilities and the role of open access to transmission and distribution systems. Id. at 4,
8. See also Pierce, Richard J., "Antitrust Policy in The New Electric Industry," 17 Energy L. J. 29 (1996); Pierce, Richard J., "The State of Transition to Competitive Markets in Natural Gas and Electricity," 15 Energy L.J. 323 (1994). The Commission has recently reviewed the status of restructuring in California and New England. Sempra Energy, HCAR No. 26890 (June 26, 1998); New England Electric System, HCAR No. 26918 (September 25, 1998). That FERC and many states have elected to rely more on markets than fully regulated utility service and to follow in a general fashion the direction set by natural gas restructuring does not lessen the importance of power generation ownership and operations to the supply of public-utility service. As a result of domestic economic growth, enormous net additions to generating capacity will be required. See e.g., "Price Driven Merchant Market In The U.S.," March 20, 1998, Global Power Report at 5 (150,000 MW of new capacity for North America projected between 2007-2010). This increased demand will largely be met through natural gas-fired combustion turbine and combined cycle plants. Power Economics, supra; Energy Information Agency, Challenge of Electric Power Restructuring For Fuel Suppliers (U.S. Department of Energy, September 1998). Thus the energy utility industry is faced with enormous challenges as significant asset investments must be met in the context of restructuring designed to limit the role of franchised utilities to service delivery, as opposed to energy production and sales. The "emergency only" rhetoric of certain decisions notwithstanding, the Commission has applied
Section 7(c)(2)(D) of the Act to authorize holding company debt for authorized holding company system operations when management has shown that debt could provide advantageous financing. As Columbia Gas Systems, Inc., HCAR No. 12458 (April 13, 1954), noted, twelve ordinary course debt financings (thirteen counting the debentures authorized therein) were authorized under Section

7(c)(2)(D) of the Act. The current restructuring impetus is no less significant than the post-war expansion of natural gas pipeline systems facilitated by the Commission's policies concerning debt issuances by natural gas systems. Divestiture and efficient acquisition, operation and redevelopment of power generation are integral components of utility regulatory programs that have been implemented in the Northeast, Midwest and West, all markets within which Southern competes. Obtaining generation and market opportunities in these markets based upon the merits (as opposed to based upon impediments to financing) reflects a "necessary and urgent" corporate purpose as surely as traditional service area construction in the case of Eastern Utilities Associates, HCAR No. 24641 (May 12, 1988) and Northeast Utilities, HCAR No. 19519 (May 7, 1976) (long-term notes) or participation in the extension of national natural gas pipeline networks at issue in The Columbia Gas System, Inc., HCAR No. 12458 (April 13, 1954) (convertible subordinated debenture approved).

                  2. Compliance with Section 7(c)(1) Would Impose an Unreasonable Burden upon Southern.

         Southern's direct competitors are able to lower their effective cost of capital by accessing new forms of unsecured debt which are deeply subordinated and have deferral provisions that cause rating agencies to credit this debt as though it were equity within the capital structure. Enron and Texaco were among the first energy companies to avail themselves of these new products. Gerger & Schmitz, "The Influence of Tax Laws on Securities Innovation in the United States 1981-1997," 52 Tax L. Rev. 119 (1997). The Commission has recently authorized competing holding company systems, Conectiv and Cinergy, to issue debt at the holding company level in order to enhance their competitive posture. Cinergy Corp., HCAR No. 26819 (January 20, 1998); Conectiv, HCAR No. 26833 (February 26, 1998). The use of the proceeds of these financings is not restricted to the natural gas operations of these combination holding companies. Rendering this declaration effective would merely avoid the arbitrary imposition of financing restrictions upon selected registered holding companies when each competes with the others in energy markets and all are subject to the scrutiny of modern securities markets.

         The financing cost differential between equity and either unsecured debt or trust preferred securities is very substantial. Failure to approve the application would result in a substantial financing cost burden on Southern. Southern's current cost of equity is approximately 13.5%. The interest cost associated with trust preferred securities with a forty year maturity is approximately 8.75%. The interest rate associated with ten year debt issued by Southern (or a financing subsidiary guaranteed by Southern) is approximately 8%. In addition, Southern considers that its common stock is currently undervalued and that it would be preferable to issue new common stock when market prices more realistically reflect its value.

         Exclusive reliance on short-term debt subjects the issuer to interest rate fluctuations and limits the ability to realize the economic value of long-term assets. Short-term loan agreements also typically subject the issuer to more restrictive covenants than are prevalent in long-term financing. Exclusive reliance on equity will increase the after-tax cost of capital and will, in the short-term, dilute earnings per share. As noted above, certain new debt instruments combine deep subordination and payment deferral options to minimize the inflexibility traditionally associated with long-term debt, and such products are typically treated as the substantial equivalent of equity by rating agencies for capital structure risk assessment purposes. 52 Tax L. Rev. 119, supra. Although Southern intends to rely primarily on a financing subsidiary to issue authorized securities, it seeks authority to do so directly in such circumstances it may deem to be more appropriate in light of circumstances, such as market conditions and transaction costs. As noted above, the Commission has previously recognized that financing flexibility of this nature is needed by Southern. The Southern Company, HCAR No. 26488 (February 2,
1996); The Southern Company, HCAR 26489 (March 13, 1996).

         Southern's direct competitors in energy markets, and especially domestic bulk power markets, are able to access capital in the most efficient fashion. In addition to exempt holding companies (i.e., Enron, Duke and Reliant Industries) and non-public-utility participants (i.e., Atlantic Refining, Amoco and Texaco), other registered holding company systems engaged in electric power marketing and energy marketing in competition with Southern. See e.g. Columbia Gas System, Inc., HCAR No. 26634 (December 26, 1996); Consolidated Natural Gas Company, HCAR No. 265400 (January 16, 1996); Cinergy Corp., HCAR No. 26819 (January 20, 1998); Conectiv, HCAR No. 26833 (February 26, 1998); Ameren, HCAR No. 26841 (March 15, 1978). As noted above, the relative disadvantage of diluting equity versus obtaining economic debt have previously justified finding compliance with Section 7(c)(1) of the Act to constitute an unreasonable burden. Given the amplification of this burden by competitive pressures, the pending application satisfies the applicable statutory standard.

         3. Compliance with Section 7(c)(1) Is Neither Necessary nor Appropriate to the Fulfillment of the Purposes of the Act.

         As the Commission has previously determined, restrictive interpretation of Section 7 of the Act, as effectively prohibiting multiple levels of debt within a holding company system no longer is warranted. Section 7(b)(1) of the Act firmly links investor protection to the inability of investors to "obtain the information necessary to appraise the financial position or earning power of the issuers... ." Section 1(c) of the Act requires the Commission to construe and apply "to meet the problems and eliminate the evils as enumerated" in
Section 1(b). When the Commission adopted an "emergency only" construction of


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

Section 7(c)(2)(D) of the Act, the effects of securities disclosure requirements were not fully realized. Many public-utility company securities were not subject to annual reporting requirements until 1964. Securities and Exchange Commission, Division of Investment Management, The Regulation of Public-Utility Holding Companies (June 1995) 132. In adopting amendments to Rule 52 in 1992, the Commission acknowledged that the purpose of avoiding "pyramiding" of debt was tied to the absence of adequate disclosure. The Commission responded to the evolution of the securities markets and improved disclosure by removing condition six to the Rule 52 exemption:

         Condition (6) provides that a public-utility subsidiary company may issue and sell securities to non-associates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior Commission approval. They further observed that other controls that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations... .

         As this Commission finding demonstrates, the securities market conditions that warranted the "emergency only" application of Section 7(c)(2)(D) of the Act, as exemplified by Eastern Utilities Associates, 38 SEC 728 (1958), no longer exist. The pending application specifies the standard as applied by the Commission in the context of modern securities markets.

                  4. The Emergence of Competitive Energy Markets and Corporate Structures Responsive to the New Environment Effectively Constitutes a
                           "Reorganization" under Section 7(c)(2)(A) of the Act.

         As noted above, the FERC has implemented a restructuring of the electric power industry, including the bulk power components of public-utility operations. This restructuring requires the functional unbundling of generation, power sales and marketing from power delivery. The Energy Policy Act has facilitated implementing "unbundled" wholesale power generation through structurally separate EWGs, declaring in Section 32(h)(2)(2) of the Act that their ownership and operation is "consistent with the operation of an integrated public utility system." The Commission has previously recognized the reorganization needed to respond to the new legal and market environments. See e.g. Southern Company, HCAR No. 26489 (March 13, 1996); Interstate Energy Corporation, HCAR No. 26956 (December 18, 1998); Ameren, Inc., HCAR No. 26841 (March 15, 1998); American Electric Power, HCAR No. 26933 (November 2, 1998); Consolidated Natural Gas Co., HCAR No. 26634 (December 26, 1996); Conectiv, HCAR No. 26833 (February 26, 1998); Cinergy Corp., HCAR No. 26819 (January 20, 1998); The Southern Company, HCAR No. 26488 (February 2, 1996). The authority sought herein is consistent with the financial requirements of the process of reorganization previously acknowledged by the Commission.

         C. The Use of a Financing Subsidiary which Remits the Proceeds of Financings to Southern is Consistent with the Act.

         Southern is further seeking authority to form a special purpose financing subsidiary as a direct subsidiary of Southern. Although Southern anticipates that it may also issue debt securities directly, Southern anticipates that the majority of its debt financing and refinancing will be carried out through the proposed wholly-owned subsidiary. The purpose of this financing subsidiary is to facilitate otherwise authorized financings by the Southern electric system, specifically through the use of otherwise authorized financial guarantees issued by Southern.

         The proposed financing subsidiary will facilitate the Southern electric system's access to new financial products that seek to minimize the financial inflexibility traditionally associated with debt, while preserving for the issuer the lower after tax cost of capital associated with debt. The financing subsidiary will not extend its credit (it will have none). Instead, the registered holding company will extend its credit through an authorized guarantee. The financing subsidiary authority sought herein will result in no authority to issue securities under Rule 52 of the Act independent of authority conferred upon Southern.

         The legislative history of the Act indicates a grave concern with public-utility subsidiaries and subsidiary public-utility holding companies ("sub-holding companies") lending their credit to a holding company, but no intent to restrict the holding company from lending its credit to otherwise authorized business activities. The Act therefore specifically authorizes the issuance of guarantees by registered holding companies.

         The legislative history of Section 12(a) of the Act indicates that "subsidiaries" were included within the prohibition of upstream loans to holding companies in order to capture both public-utility operating companies and "sub-holding companies" that were their immediate parents. Report of National Power Policy Committee on Public Utility Holding Companies, 74th Cong. 1st Sess., H. Rep. No. 137 (March 12, 1935) ("Holding companies should immediately be prevented from borrowing from sub-holding companies or from operating companies in the same holding company system.") See also 74th Cong. 1st Sess. Cong. Record, June 27, 1935, at 10323. ("Loans by operating companies are sometimes called upstream loans."); House. Rep. No. 1318, 74th Cong. 1st Session, June 24, 1935 (characterizing the "flat prohibition" of Section 12(a) as applying to public-utility company "upstream loans" and stating that "[r]egulation of intercompany transactions is provided to prevent the milking of operating companies for undue advantage to the controlling holding companies...
Section 12 covers other intercompany transactions detrimental to operating companies."); 74th Cong. Com. Interstate Commerce, Hearings on S. 1725 (April 26-29, 1935), at 59 ("flat prohibition" of "upstream loans" applies to "public-utility companies"). Section 1(b) of the Act reflects this legislative history through the findings in subsections (b)(2) and (b)(3) thereof of abusive transactions harmful to "subsidiary public-utility companies." Section 1(c) of the Act, in turn, directs the Commission to interpret the Act "to meet the problems and eliminate the evils as enumerated in this section." The proposed financing subsidiary is neither a public-utility nor a holding company. The financing subsidiary proposed by Southern will derive no credit from the public-utility subsidiaries of Southern. Nor will the proposed finance subsidiary have any credit of its own. Its sole sources of credit will be Southern itself.

         Under the pending application, the newly formed subsidiary is simply a financial intermediary of Southern arranging for financing on behalf of Southern and remitting the funds received in return for Southern undertaking to assume payment of those obligations. The fact that the agent to obtain funds remits those funds to the principal does not amount to the agent lending its credit or making a loan; instead it is facilitating borrowing by the principal, a transaction that warrants no disapproval under the Act provided that the underlying financing has been authorized to the principal, as is the case here. The Commission has recognized that the creation of bona fide reciprocal obligations does not give rise to the extensions of credit that the Act was intended to prohibit. Mississippi Valley Generating Co. v. United States, 175 F.Supp. 505, 520-21 (Ct. Claims 1959), affirming Mississippi Valley Generating Company, HCAR No. 12794 (1955). The guarantee and debt service obligations undertaken by Southern associated with a remittance to Southern of funds by a financing subsidiary that is not itself a holding company does not represent the type of extension of credit Section 12(a) of the Act was designed to prohibit. In a slightly different context, the Commission has recognized that when a company acts merely as a conduit for an affiliate and the transaction is in substance one between the affiliate and non-affiliates, the interaffiliate transaction requirements of the Act should not prevent the transaction. Entergy Arkansas No-Action Letter (July 19, 1998). In administering the accounting provisions of the Act, the Commission adheres to the precept that the substance of a transaction, and not its form, should control, such as its requirements for accounting for leases when the lessor has no independent economic substance and is merely a conduit for a lessee subject to the accounting requirements of the Act to finance the acquisition of an asset. Accounting Treatment of Leases, HCAR No. 17772 (November 17, 1979). With respect to the other provisions of the Act, including Section 12(a), the Commission has repeatedly recognized that the substance of a transaction, and not its form, should govern the application of the Act. Despite the apparently absolute requirement under Section 9(a)(2) of the Act concerning approval of the acquisition of securities of public-utilities, when the substance of the transaction has involved an acquisition of public-utility assets otherwise authorized under the Act, the Commission has looked to the substance instead of adhering to the form. In New England Electric System, HCAR No. 18254 (January 11, 1974), the Commission applied what it characterized as its "longstanding" interpretation of the Act to deny a request for a hearing on these grounds:

         AMC also takes exception to our determination that an acquisition of the stock of a utility company with a concurrent liquidation or merger of the company acquired should be considered, under the Act, as an acquisition of assets rather than as an acquisition of utility securities. It requires no argument to show that this interpretation correctly reflects the substance of the transaction being examined. The acquisition of the stock is simply a method of transferring title to the assets.

HCAR No. 18254, text at fn. 11.

         The present application is no less a case of the holding company obtaining authorized financing and simply involves the use of an intermediary by Southern to access external sources of funds. No issues under Section 12(a) of the Act arise because the intermediary is a mere conduit and has no assets or business operations (let alone public-utility operations) of its own which could possibly be affected by the proposed transactions. Thus the present application implicates none of the evils identified by Section 1(b) of the Act. In Mississippi Valley Generating Company, supra, the Commission recognized that, even though the registered holding companies were the lead parties in the proposed transactions and that, in form the public-utilities were providing financial support, effectively in form an indemnity for the undertaking, in reality the public-utilities were obligating themselves to external parties, and the substance of the transaction therefore did not violate Section 12(a):

         Under an agreement between Middle South, Southern and the AEC, in the event power is not delivered by the [Mississippi Valley Generating Company ("MVG")] to [the Atomic Energy Commission ("AEC")] at the time fixed for initial deliveries under the Power Contract, Middle South and Southern or their subsidiaries will be obligated to supply and the AEC to pay for 100,000 kilowatts of firm capacity power referred to as
         "interim" power.... We do not consider that any indemnity within the meaning of Section 12(a) is involved. The obligation to supply MVG with interim and back-up power and to absorb canceled power would be the direct obligation of the operating companies, not of the holding companies. While the arrangements among the system companies have not been finally determined, the record shows that the arrangements for the supply of back-up energy, interim power, and absorption of power will be between MVG and the operating companies of each system, that MVG will pay those subsidiaries for such power, and neither Middle South nor Southern will obtain any payments from the AEC for power. It is proper under the Act for construction projects and operations to be planned and carried forward on a basis meeting the purposes of the system as a whole, and for the holding company to make contracts in furtherance of such coordinated operations with the intent that the operating aspects of such contracts shall be carried out by the system operating companies. The creation of the attendant reciprocal benefits and undertakings involved in such arrangements does not in our view automatically result in an indemnity of the holding company within the meaning of Section 12(a).

Mississippi Valley Generating Company, HCAR 12794 (1954) (text at footnotes 65-69, footnotes omitted).

         As stated above, the transactions proposed by the pending application simply implement an authorized financing and do not entail the lending of credit or the making of a loan by a subsidiary because the subsidiary lacks any economic role other than as a conduit for the principal.

         In its administration of the Investment Company Act, the Commission has recognized that wholly-owned financing subsidiaries whose debt is guaranteed by its parents serve "merely as conduits for financing the parents'.... operations.
Their debt was fully guaranteed by their parents, and purchasers of the subsidiaries' debt looked to the parents for their assurance of repayment." Exemption from All Provisions of the Investment Company Act of 1940 for Certain Finance Subsidiaries, Rel. No. IC-12679, 26 S.E.C. Docket 273 (1982). The Commission recognized in granting the exemption that such would facilitate tax efficient financing through wholly-owned subsidiaries. Id.

         The Commission routinely granted exemptions to finance subsidiaries under the Investment Company Act, reasoning that the debt securities of the finance subsidiary were, in effect, debts of the parent company:

                  The rationale for the exemptions was that as a consequence of the parent company's guarantee and the limited activities of the finance subsidiary, the debt securities of the finance subsidiary were in effect debt of its parent company, and there would have been no issue under the Act had the parent issued its own debt directly.
                  . . . .
                  [Describing the earlier rule exempting foreign finance subsidiaries, the S.E.C. explained:] Since the debt would be sold on the basis of the parent's credit, purchasers of the debt would look to the parent for their assurance of repayment despite the interposition of the subsidiary. Absent unusual circumstances, if the parent were to issue the debt directly, no question would arise under the Act.

Id.  (emphasis added).

         In its release adopting Rule 3a-5 of the Investment Company Act, the Commission explained:
                  . . . [T]he Commission believes that it is appropriate to exempt a finance subsidiary from all provisions of the [Investment Company] Act where neither its structure nor its mode of operation resembles that of an investment company. We have found this to be the case where the primary purpose of the subsidiary is to finance the business operations of its parent or other subsidiaries of its parent which are not investment companies. We have also found this to be the case where any purchaser of the finance subsidiary's debt instruments ultimately looks to the parent for repayment and not to the finance subsidiary. The rule, therefore, describes a situation where the finance subsidiary is essentially a conduit for the parent to raise capital for its own business operations or for the business operations of its subsidiaries.

Exemption from the Definition of Investment Company for Certain Finance Subsidiaries of the United States and Foreign Private Issuers, Rel. No. IC-14275, 32 S.E.C. 66, 1984 W.L. 52669 (1984).

         Southern does not herein request an exemption from any provision of the Act. Section 1(c) of the Act requires the Commission to interpret and apply the Act based upon the substance of transactions in order to eradicate enumerated evils; not apply the form of the act to frustrate access to new and economical sources of financing. The Commission's recognition in the administration of the Investment Company Act that a financing agency of this nature carries with it no substantive consequences different from the principal itself undertaking the activity in question merely illustrates that the Commission may appropriately construe the prohibition of Section 12(a) as not including the use of a special purpose entity formed solely for the purpose carrying out authorized financing by the registered holding company. Southern's proposal to form a financing subsidiary to effectuate authorized financings with the benefits of authorized guarantees by Southern faces no statutory impediment under the Act and is wholly consistent with the Act."

         (d)      By adding the following to Item 5.  Procedure:

         "It is considered that the record is now complete with respect to the transactions described herein. Southern hereby requests that the Commission release its reservation of jurisdiction over (a) the issuance and sale, from time to time or at any time on or before September 30, 2003, of any securities described herein in an amount that will not in the aggregate exceed $1,500,000,000 (net cash proceeds to Southern) and (b) any transactions involving a Finance Subsidiary or Special Purpose Subsidiary. Southern also requests that the Commission reserve jurisdiction over the issuance of the Debt Securities, Preferred Securities or Preferred Stock if (A) Southern's credit ratings are below investment grade or its common stock equity is less than 30% of total capitalization or (B) such issuance would cause Southern's credit ratings to fall below investment grade or would lower Southern's common stock equity below 30% of total capitalization. Southern hereby requests that the Commission's order be issued as soon as the rules allow. Southern hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective."

                                    SIGNATURE
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 2, 2000         THE SOUTHERN COMPANY



                                 By: /s/Tommy Chisholm
                                 Tommy Chisholm
                                    Secretary